UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE TO
(Rule 13e-4)

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TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)

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Blackstone Private Credit Fund
(Name of Issuer)

Blackstone Private Credit Fund
(Name of Person(s) Filing Statement)

Class I, Class S, and Class D Shares of Beneficial Interest
(Title of Class of Securities)

09261H305, 09261H107 and 09261H206
(CUSIP Number of class of securities)

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Lucie Enns
c/o Blackstone Private Credit Strategies LLC
345 Park Avenue
New York, New York 10154
(212) 503-5100
(Name, Address and Telephone No. of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

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With a copy to:

Rajib Chanda
Benjamin C. Wells
Kenneth E. Burdon
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001

August 4, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

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☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 4, 2026 by Blackstone Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 90,421,330 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class S common shares of beneficial interest and Class D common shares of beneficial interest, collectively, the “Shares”) at a price equal to the net asset value per Share as of September 30, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.      The Offer expired at 11:59 p.m., Eastern Time, on August 31, 2026.

2.      181,287,647 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 90,421,325 Shares on a pro rata basis and in accordance with the terms of the Offer, representing 5% of the Shares of the Fund outstanding as of June 30, 2026.

3.      The net asset value of Shares accepted pursuant to the Offer was calculated as of the Valuation Date in the amount of $2,125,805,358.

4.      The payment of the purchase price of the Shares tendered was made in the form of non-interest bearing, non-transferable promissory notes respectively issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about October 28, 2026 to the tendering Shareholders a total of $2,125,655,078 representing the net asset value of the total amount of the Shares accepted for purchase, less the early repurchase deduction, as applicable. The Shares were repurchased at a price of $23.51 per Share as of 4:00 p.m., Eastern Time, on the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE PRIVATE CREDIT FUND
By:	/s/ Lucie Enns
Name:	Lucie Enns
Title:	Chief Legal Officer and Secretary

Dated: November 2, 2026

EXHIBIT INDEX

EXHIBIT
EX-FILING FEES	Calculation of Filing Fee Tables